Notice to ASX/LSE 17 June 2021 Rio Tinto confirms Peter Cunningham as Chief Financial Officer Rio Tinto has appointed Peter Cunningham as Chief Financial Officer with immediate effect. Peter, who has been Interim Chief Financial Officer since 1 January 2021, will also join the Rio Tinto Board as an executive director at the same time. Peter was previously Group Controller and has held a number of senior financial and non-financial leadership positions across Rio Tinto in Australia and the UK. In a career spanning 28 years with Rio Tinto, he has held roles including Global Head of Health, Safety, Environment & Communities; Head of Energy and Climate Strategy; and Head of Investor Relations. Prior to joining Rio Tinto, Peter qualified as a chartered accountant. Rio Tinto chief executive Jakob Stausholm said “I am delighted to confirm Peter in the role and, having worked closely with him for a number of years, I know he is the ideal person to be our Chief Financial Officer. His detailed knowledge of the company and of the financial and non-financial drivers of our industry will be invaluable as we continue to strengthen Rio Tinto.” Rio Tinto chairman Simon Thompson said "I look forward to Peter joining the Rio Tinto Board and know from experience that his deep understanding of Rio Tinto and commitment to disciplined capital allocation will serve shareholders well and enrich our Board discussions.” Rio Tinto confirms that there are no matters to be disclosed pursuant to Rule 9.6.13(1)-(6) of the Listing Rules of the UK Listing Authority. Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State. Notes to editors Peter Cunningham will be issued a standard Rio Tinto executive contract, which includes a 12-month notice period. The remuneration package is in line with our Remuneration Policy approved by shareholders in 2021, and is comprised of the following elements: • A base salary of £700,000. • Target annual bonus opportunity at 100 per cent of base salary (with a maximum opportunity of 200 per cent of base salary). • A long-term incentive plan award of up to 400 per cent of base salary with the first grant to be made in 2022. • A company pension contribution or a cash allowance in lieu of pension equal to 14 per cent of base salary. • Other benefits will include company provided health care coverage and eligibility to participate in the all- employee share plans. • A minimum shareholding requirement of 300 per cent of base salary applies. Further detail will be disclosed in the 2021 Directors’ Remuneration Report. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com